Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 08, 2022

CALL NOTICE

We hereby call the shareholders of SUZANO S.A., a publicly-held company with authorized capital, headquartered in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, ZIP Code 41810-012, registered in the Companies Register under the NIRE 29.300.016.331 and in the Brazilian Taxpayer’s Registry of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 16.404.287/0001-55, registered before the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – “CVM”) as a publicly-held company category “A” under code 1398-6 (the “Company”), pursuant to article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”) and articles 4, 5 and 6 of the CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), to meet, in an exclusively digital manner, at the Extraordinary General Meeting to be held on June 08, 2022, at 09:00 am (“EGM”), in order to discuss and resolve on the following matters:

(i)	the acquisition by the Company of all the shares held by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”), registered with the CNPJ/ME under No. 07.885.392/0001-62 and by Arapar Participações S.A., registered with the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, together with FIP, the “Sellers”) in the following Target Companies: (a) Vitex SP Participações S.A., registered with CNPJ/ME under No. 16.563.643/0001-83 (“Vitex SP”); (b) Vitex BA Participações S.A., registered with the CNPJ/ME under No. 43.173.154/0001-98 (“Vitex BA”); (c) Vitex ES Participações S.A., registered with the CNPJ/ME under No. 43.173.214/0001-72 (“Vitex ES”); (d) Vitex MS Participações S.A., registered with the CNPJ/ME under No. 43.173.259/0001-47 (“Vitex MS”); (e) Parkia SP Participações S.A., registered with the CNPJ/ME under No. 16.563.671/0001-09 (“Parkia SP”); (f) Parkia BA Participações S.A., registered with the CNPJ/ME under No. 42.108.507/0001-03 (“Parkia BA”); (g) Parkia ES Participações S.A., registered with the CNPJ/ME under No. 42.566.097/0001-44 (“Parkia ES”); and (h) Parkia MS Participações S.A., registered with the CNPJ/ME under No. 42.566.153/0001-40 (“Parkia MS ” and, together with Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA and Parkia ES the “Target Companies” and “Transaction”), as well as the ratification of the execution, on April 27, 2022, of the respective shareholding purchase and sale agreement called “Share Purchase and Sale Agreement”, between the Company and the Sellers;
(ii)	the ratification of the appointment and contracting of Apsis Consultoria e Avaliação Ltda., registered with the CNPJ/ME under No. 08.681.365/0001-30, headquartered at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro (“Appraisal Company”) for the preparation of the appraisal reports at book value of the net equity of the Target Companies (“Appraisal Reports”);
(iii)	the approval of the Appraisal Reports prepared by the Appraisal Company; and

(iv)	the authorization for the Company’s Management to adopt all measures that may be necessary for the execution of the matters included in the Agenda of the EGM, ratifying the measures already adopted previously in the same sense of the resolutions taken at this EGM.

The Management Proposal, the Shareholder’s Manual and a copy of the other related documents to the matters on the EGM’s Agenda are available to shareholders at the Company’s headquarters, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br ), pursuant to CVM Resolution 81.

General Instructions:

Pursuant to CVM Resolution 81, shareholders may participate in the EGM through a digital platform to be made available by the Company for access on the day and time of the EGM or through a remote voting ballot. The guidelines and procedures applicable to both types of participation referred to herein, as well as the other instructions relating to the EGM are detailed in the Shareholders’ Participation Manual (“Shareholder’s Manual”), which is available at Suzano’s headquarters, on the website of investor relations of the company (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

The shareholder who wishes to participate in the EGM through the digital platform to be made available by the Company shall send the Company a request for access, accompanied by the necessary documentation specified in the Shareholder’s Manual and in the Management Proposal, within 48 (forty-eight) hours in advance of the EGM, that is, until 9:00 a.m. on June 6, 2022, by e-mail to the address ri@suzano.com.br, with a copy to societario@suzano.com.br.

Without prejudice to the possibility of participating and voting at the EGM, as per the instructions contained in this Call Notice and in the Management Proposal, the Company recommends that its shareholders use and give preference to the Voting Ballot for the purpose of participating in the EGM, preventing problems arising from computer equipment or connection to the shareholders’ worldwide computer network from jeopardizing the exercise of their voting rights at the EGM.

Shareholders who choose to exercise their remote voting rights may: (i) transmit voting instructions directly through the institutions and/or brokers that hold their positions in custody; (ii) transmit the voting instructions directly to the registrar of the Company’s shares, which is Itaú Corretora de Valores S.A., according to the instructions established in the Shareholder’s Manual and in the Management Proposal; or (iii) fill in the remote voting ballot (“Voting Ballot”) available at the addresses indicated above and send it directly to the Company, according to the instructions contained in the Shareholder’s Manual and in the Management Proposal for the EGM, in compliance with the rules provided for in CVM Resolution 81.

Guidance on the procedures for participation and voting in the EGM, as well as other instructions related to the EGM are detailed in the Shareholder’s Manual and in the Management Proposal.

São Paulo, May 9, 2022.

David Feffer

Chairman of the Board of Directors